ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended September 30, 2016

Balance, September 30, 2015	$	2,371,134
Net income		355,147
Balance, September 30, 2016	$	2,726,280

See accompanying notes to financial statements.